COMPUTATION OF PER SHARE EARNINGS (Dollars in thousands)

	For the three months ended
	March 31, 2002			March 31, 2003
	Income	Weighted Average Shares	Per share Amount	Income	Weighted Average Shares	Per share Amount
Basic EPS
Income available to common shareholders	$686	1,333,712	$0.51	$785	1,322,861	$0.59

Effect of dilutive securities
Options		39,372			50,213

Diluted EPS
Income available to common shareholders	$686	1,373,085	$0.50	$785	1,373,074	$0.57